DSM Press Release

DSM Nutritional Products
Global Communications
Telephone (41) 61 688 77 14
Internet: www.dsmnutritional

DSM

Grenzach (D) / Kaiseraugst (CH), December 20, 2003

Agreement at DSM Nutritional Products on social plan for around 290 job reductions at Grenzach site

On 1 October 2003 the former Roche division Vitamins & Fine Chemicals was taken over by the Dutch company DSM and renamed DSM Nutritional Products. As stated at this closing date the difficult global business environment and unfavorable exchange rates influenced by a weak dollar have affected business performance. Moreover, competitive pressure from emerging economies, in particular China, Korea and India, has increased, and has coincided with global overcapacity for a number of products.

In view of the overcapacity situation, production volumes need to be adjusted. For this reason, DSM Nutritional Products launched the VITAL restructuring program in October to simplify and optimize work processes. The necessary efficiency gains will contribute to a more competitive cost structure, which will underpin the further development of the Grenzach site.

Regrettably, the adjustment of production volumes and the restructuring process will result in unavoidable job losses at DSM's site in Grenzach. A total of around 290 positions will have to be shed.

Against this background, worker and employer representatives have been negotiating over the past few weeks to reconcile their interests and agree a social plan. The principle underlying the intensive negotiations was that workforce reductions should be framed in such a way as to preserve as many jobs as possible while at the same time achieving the goal of restoring the site's competitiveness. A compromise was reached between the partners shortly before the Christmas holiday.

The main points of the agreement are listed below:

- A reduced working week of 33.6 hours in continuous shift operations with effect from March 1, 2004;
- An expanded age-related part-time working scheme for employees falling under the collective agreement who were born in 1948 or earlier;
- A proposal for creating additional part-time jobs for employees falling under the collective agreement by converting full-time jobs into part-time positions;
- Evaluation of activities that are currently outsourced, to see if these might be carried out by in-house personnel;

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- Support for employees who apply to fill vacancies at Roche's German sites or at a Roche site in the Basel region and transfer to those sites;
- A training program for employees of the future Production department;
- A job fair and employment-enhancing measures;
- Compensation to employees whose employment contract is terminated for business reasons as a result of the organizational changes, or who accept voluntary redundancy.

The overall package of measures will be implemented in stages in 2004 and 2005. Both the worker representatives and the employer representatives will support the job reduction process in a socially responsible way for all employees involved.

Both parties emphasize that DSM will retain the Grenzach site and develop it further. The site is well equipped and has an excellent infrastructure, modern power facilities and a highly qualified and motivated workforce.

DSM Nutritional Products
DSM Nutritional Products, the successor to Roche's Vitamins and Fine Chemicals Division, is the world's leading supplier of vitamins, carotenoids and other fine chemicals to the feed, food, pharmaceutical and cosmetic industries. The company will maintain its tradition as a pioneer in the discovery of new products, new formulations and attractive applications for all industry segments. For further company information please visit www.dsmnutritionalproducts.com.

DSM
DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E & E). The group has annual sales (pro forma including the recent acquisition - renamed DSM Nutritional Products) of approximately EUR 8 billion and employs in the region of 25,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For more information:

DSM Nutritional Products
Thomas Breisach
tel. +41616888235
fax +41616873716
e-mail nutritional.products@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com